March 17, 2006

Massey Energy Company
4 North 4th Street
Richmond, VA 23219
Attention:  Donald Blankenship, CEO


Dear Mr. Blankenship:

This letter is to advise you that Third Point Offshore Fund Ltd., which has timely submitted to Massey Energy a notice of nominations pursuant to the company's bylaws, does intend to solicit in opposition to management's director nominees at the company's 2006 annual meeting.

Pursuant to Rules 14a-6(a) and 14a-9 promulgated by the Securities and Exchange Commission, as confirmed by an SEC Telephone Interpretation (Third Supplement, Section G, Question 2), Massey Energy is required to file its proxy materials with the SEC in preliminary form.

Very truly yours,

THIRD POINT OFFSHORE FUND LTD.



Daniel S. Loeb